[Lexington Realty Trust letterhead]

September 1, 2009

Tom Kluck
Branch Chief
Securities and Exchange Commission
450 Fifth Street, NW
Mail Stop 4561
Washington, D.C. 20549

Re:	Lexington Realty Trust (the “Company” Registration Statement on Form S-3 File No. 333-157860 (the “Registration Statement”)

Dear Mr. Kluck:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests acceleration of effectiveness of the Registration Statement to 10:00 a.m. on September 4, 2009 or as soon thereafter as practicable.

For the OP unit shelf: The Company has increased the number of shares offered under the Registration Statement in an effort to further consolidate registration statements.

The Company acknowledges that:

•     should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•     the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act as they relate to the public offering of the shares of beneficial interest in the Company covered by the Registration Statement.

Tom Kluck
Securities and Exchange Commission
September 1, 2009

It would be appreciated if, as soon as the Registration Statement has become effective, you would so inform Joseph S. Bonventre by telephone at (212) 692 7250.

Sincerely,

LEXINGTON REALTY TRUST

By:          /s/ Patrick Carroll
Name:  Patrick Carroll
Title:    Chief Financial Officer

cc:	Erin Martin, Attorney-Advisor, Securities and Exchange Commission Mark Schonberger, Paul, Hastings, Janofsky & Walker LLP